                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)

                      Jacobson Resonance Enterprises, Inc.
    -------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   469830 91 3
   --------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Jan Telander
                            EIG Capital Services S.L.
                             Avenida Severo Ochoa 28
                          Edificio Marina Marbella, 6B
                              29600 Marbella, Spain
                               011 34 952 766 250
   --------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 8, 2002
   --------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)
     for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
    Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
    Notes).

(SC13D-07/99)

                                       1

CUSIP No. 469830 91 3                            13D          Page 2 of 5 Pages

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Tecinvest Services, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Belize

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                7    SOLE VOTING POWER

  NUMBER OF

                     6,313,592 shares of common stock of Jacobson Resonance
                     Enterprises, Inc. owned directly; in accordance with the
                     limitation described below, Tecinvest Services, Inc. at
                     September 1, 2002, holds a convertible debenture and warrants of Jacobson Resonance Enterprises, Inc. giving Tecinvest
                     Services, Inc. the right to acquire up to an additional
                     892,180 shares of common stock of Jacobson Resonance
                     Enterprises, Inc. through the exercise of warrants and/or
                     the conversion of a convertible debenture held by Techinvest,
                     Services, Inc. On August 8, 2002, Jacobson Resonance Enterprises,
                     Inc. and Tecinvest Services, Inc. amended the December 18, 2001
                     Investment and Subscription Agreements, and related
                     Debentures and Warrants, to which they are parties (the
                     "Transaction Documents") to provide that Tecinvest Services,
                     Inc. does not have the right to acquire shares of common stock of Jacobson Resonance Enterprises, Inc. under the Transaction
                     Documents if Tecinvest's ownership of such shares of common stock would, after such acquisition, exceed, instead of 4.99%
                     as previously provided, 9.99% of the outstanding shares of such common stock.

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

                    6,313,592 shares of common stock of Jacobson Resonance
                    Enterprises, Inc. owned directly; Tecinvest Services, Inc.
                    has the right to acquire at September 1, 2002, up to an
                    additional 892,180 shares of common stock of Jacobson Resonance
                    Enterprises, Inc. through the exercise of warrants and/or the conversion of a convertible debenture held by Techinvest
                    Services, Inc.

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,205,772 shares of common stock of Jacobson Resonance Enterprises, Inc.

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 469830 91 3                            13D           Page 3 of 5 Pages

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jan Telander

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                             [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Sweden

--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

  NUMBER OF

                     6,313,592 shares of common stock of Jacobson Resonance
                     Enterprises, Inc. owned indirectly through Tecinvest
                     Services, Inc., which owns the shares directly; Tecinvest
                     Services, Inc. has the right to acquire at September 1, 2002, up to an additional 892,180 shares of common stock of
                     Jacobson Resonance Enterprises, Inc. through the exercise
                     of warrants and/or the conversion of a convertible debenture held by Techinvest Services, Inc. On August 8, 2002,
                     Jacobson Resonance Enterprises, Inc. and Tecinvest Services,
                     Inc. amended the December 18, 2001 Investment and Subscription
                     Agreements, and related Debentures and Warrants, to which
                     they are parties (the "Transaction Documents") to provide
                     that Tecinvest Services, Inc. does not have the right to
                     acquire shares of common stock of Jacobson Resonance
                     Enterprises, Inc. under the Transaction Documents if
                     Tecinvest's ownership of such shares of common stock would, after such acquisition, exceed, instead of 4.99% as previously provided, 9.99% of the outstanding shares of such common
                     stock.

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

                    6,313,592 shares of common stock of Jacobson Resonance
                    Enterprises, Inc. owned indirectly through Tecinvest Services,
                    Inc., which shares Tecinvest Services, Inc. owns directly;
                    Tecinvest Services, Inc. has the right to acquire at
                    September 1, 2002, up to an additional 892,180 shares of
                    common stock of Jacobson Resonance Enterprises, Inc. through the exercise of warrants and/or the conversion of a convertible debenture held by Techinvest Services, Inc.

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,205,772 shares of common stock of Jacobson Resonance Enterprises, Inc.

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   469830 91 3                         13D          Page 4 of 5 Pages

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Item 1.  Security and Issuer.

         Common Stock, par value $.001 per share, of Jacobson Resonance Enterprises,
         Inc., 8200 Jog Road, Suite 100, Boynton Beach, Florida 33437.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) Tecinvest Services, Inc.

                  Jan Telander

     (b) Tecinvest Services, Inc.
                  c/o EIG Capital Services S.L.
                  Avenida Severo Ochoa 28
                  Edificio Marina Marbella, 6B
                  29600 Marbella, Spain

                  Jan Telander
                  c/o EIG Capital Services S.L.
                  Avenida Severo Ochoa 28
                  Edificio Marina Marbella, 6B
                  29600 Marbella, Spain

     (c) Investments

     (d) NA

     (e) NA

     (f) Sweden

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

         The funds of $300,000 paid for the convertible debentures and shares of
         Jacobson Resonance Enterprises, Inc. common stock by Tecinvest Services,
         Inc. was obtained from equity investment in Tecinvest Services, Inc. by its shareholders.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The purpose of the transactions by Tecinvest Services, Inc. was to make investments in Jacobson Resonance Enterprises, Inc.

     (a) NA

     (b) NA

     (c) NA

     (d) NA

     (e) NA

     (f) NA

     (g) NA

     (h) NA

     (i) NA

     (j) NA

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) 6,313,592 shares of common stock, par value $.001 per share, of Jacobson
         Resonance Enterprises, Inc. owned directly by Tecinvest Services, Inc.
         and indirectly by Jan Telander; Tecinvest Services, Inc. has the right to acquire at September 1, 2002, up to an additional 892,180 shares of common stock of Jacobson Resonance Enterprises, Inc. through the exercise of warrants and/or the conversion of a convertible debenture held by
         Techinvest Services, Inc., or in the aggregate 9.99% of the outstanding shares of such common stock.

     (b) Tecinvest Services, Inc., and Jan Telander through Tecinvest Services,
         Inc. have sole power to vote and dispose of 6,313,592 shares of Jacobson
         Resonance Enterprises, Inc. common stock.

     (c) On August 8, 2002, Jacobson Resonance Enterprises, Inc. and Tecinvest
         Services, Inc. amended the December 18, 2001 Investment and Subscription
         Agreements, and related Debentures and Warrants, to which they are parties
         (the "Transaction Documents") to provide that Tecinvest Services, Inc.
         does not have the right to acquire shares of common stock of Jacobson
         Resonance Enterprises, Inc. under the Transaction Documents if Tecinvest's ownership of such shares of common stock would, after such acquisition, exceed, instead of 4.99% as previously provided, 9.99% of the outstanding shares of such common stock.

     (d) NA

     (e) NA

--------------------------------------------------------------------------------
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Tecinvest Services, Inc., and Jan Telander through Tecinvest Services,
         Inc. holds a $25,000 principal amount convertible debenture due
         September 3, 2005 of Jacobson Resonance Enterprises, Inc. and warrants to purchase an aggregate of 575,000 shares of common stock of expiring
         December 18, 2005, 100,000 shares expiring February 5, 2006, 625,000 shares expiring March 8, 2006, and 25,000 shares expiring September 3, 2006, the exercise or conversion of all of such securities being subject to the
         9.99% ownership limit described in Item 5(c) above.

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Item 7.  Material to be Filed as Exhibits.

         NA

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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      September 16, 2002
   -------------------------
            (Date)

                                              /s/ Jan Telander
                                       ----------------------------------
                                                 (Signature)

                                                  TECINVEST, INC.

                                       By:  /s/ Jan Telander
                                       ----------------------------------
                                                Jan Telander, President

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).